

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Mr. Peter B. Bartholow
Chief Financial Officer
Texas Capital Bancshares Inc.
2000 McKinney Avenue, Suite 700
Dallas, Texas 75201

Re: **Texas Capital Bancshares Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed July 29, 2013
File No. 001-34657

Dear Mr. Bartholow:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed for the Period Ended December 31, 2012

Note (1) Operations and Summary of Significant Accounting Policies

Loans Held for Sale, page 64

1. We note your response to prior comment 1 in our letter dated September 5, 2013. Please address the following:

    -   We note the accounting policy for "Loans held for sale" as noted in the December 31, 2012 Form 10-K was changed from the accounting policy as noted in the September 30, 2012 Form 10-Q. Please tell us the reasons for these changes and whether these changes were due to changes in the underlying contractual arrangements.

- Please explain why the ownership interests do not qualify as participating interests under ASC 860. Clarify as to what the "certain conditions" are in the agreements with the originators which are designed to reduce the transactions risks to the Company.

- Given that the ownership interests do not qualify as participating interests and thus the use of sale accounting is not available, please provide us with your accounting analysis as to why the commercial loan to the mortgage loan originator is not the loan that should be considered for GAAP classification purposes (i.e. held for sale vs. held for investment).

- Please explain to us in greater detail the economics of entering into these types of transactions. For example, address the recording of gains or losses or shortfalls on subsequent sales, fee recognition, the interplay of derivative activity (if any), the risk weightings applicable to the loans based on their classification (i.e. whether held for investment or held for sale), and any other loss contingencies involved in these types of transactions.

- In regard to bullet point four, please address how often an investor does not purchase the loan, the resulting consequences of this event and whether the company re-evaluates sale criteria at that point.

- Please explain to us the mechanics of the cash settlement once the loan has been purchased by a take-out investor or pre-approved third party investor. Further, address how the take-out contract is structured in terms of the parties to the contract as well as the legal ownership of the residential mortgages being sold to the third party investors.

- In regard to bullet point five, in light of the fact that you generally acquire the loans subject to a take-out commitment or are directed by the originator to sell the loan, please explain the statement "we have the right to retain the interest in the mortgage loan we purchase." Further, tell us why you have this right.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief